Silver Portal Capital, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Fee based income	$ 1,290,015
Other income	22,749
Total revenues	1,312,764
Expenses	
Employee compensation and benefits	833,898
Professional fees	79,040
Occupancy and equipment rental	101,129
Interest expense	13,116
Insurance	67,582
Other operating expenses	291,340
Total expenses	1,386,105
Net income (loss) before income tax provision	(73,341)
Income tax provision	6,800
Net income (loss)	$ (80,141)

The accompanying notes are an integral part of these financial statements.